UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of January 2020

Commission File Number 333-206989

Ability Inc.

(Translation of registrant’s name into English)

Yad Harutzim 14
Tel Aviv 6770007, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

The information contained in this report is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (333-226288) and Form S-8 (333-228465).

ABILITY INC.

On January 20, 2020, Ability Inc. (the “Company”) published four immediate reports in Israel.

Three of the immediate reports reported that following the Company’s delisting from the Nasdaq, the Company has transitioned from being a dual-listed company to a public company, and as a result, certain corporate governance provisions of the Israeli Companies Law, 1999 have been applied to the Company, including the duty to appoint external directors to its Board of Directors. According to the three immediate reports, given the current directors’ inability to serve as external directors, the Company is obligated to appoint external directors who are not the currently serving directors. However, the remuneration of external directors in addition to the remuneration of the Company’s current directors will place a significant financial burden on the Company. In view of the limited budgetary resources available to the Company, three of the Company’s directors, Joseph Tenne, Limor Beladev and Avraham Dan, notified the Company that they resigned from the Company’s Board of Directors, effective January 19, 2020. Translated copies of the three immediate reports regarding the resignation of the directors are attached hereto as Exhibits 99.1, 99.2 and 99.3 and incorporated by reference herein.

In addition, the Company published a fourth immediate report in Israel reporting the convening of a special general meeting of the Company for purposes of approving the appointment of new external directors of the Company and approving their terms of service and employment. A translated copy of such fourth immediate report, including the voting card attached thereto, is attached hereto as Exhibit 99.4 and incorporated by reference herein.

Exhibits

99.1	Immediate Report on a Senior Officeholder Who Ceased Holding Their Office, dated January 20, 2020
99.2	Immediate Report on a Senior Officeholder Who Ceased Holding Their Office, dated January 20, 2020
99.3	Immediate Report on a Senior Officeholder Who Ceased Holding Their Office, dated January 20, 2020
99.4	Immediate Report on Convening of a Special General Meeting of the Company dated January 20, 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ABILITY INC.

Date: January 22, 2020	By:	/s/ Anatoly Hurgin
Anatoly Hurgin
Chief Executive Officer

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